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WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com

August 26, 2021

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES, INC.

Amendment No. 9 to Form S-11

Filed August 18, 2021

File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated August 24, 2021. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company. Please be advised that, concurrently herewith, the Company has filed an Amendment No. 10 to the above-described Registration Statement.

Amended Registration Statement on Form S-11 filed August 18, 2021

General

1.

Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, we note the organizational structure on page 9, the common stock outstanding after the offering on page 14, and the beneficial ownership table is as of June 30, 2021

Response: The Company has updated disclosure throughout the prospectus as of a more recent date. In particular, the following disclosures have been updated as of August 23, 2021: the lead-in paragraph on page 9 to the organizational diagram; the outstanding share number and related information on page 15; the risk factor on page 16 beginning with “Because we have 110.0 million . . . .”; the risk factor on page 18 beginning with “Our President . . . .”; the last paragraph on page 46; the employee numbers on page 55; the management table on page 68; the beneficial ownership table on page 81; the last paragraph on page 84; and the last paragraph on page 89.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

August 26, 2021

Offering Summary, page 1

2.

We note the disclosure on page 1 and elsewhere in the prospectus that approximately 80% of your portfolio’s annualized base rent was received from tenants that have (or whose parent company has) an investment grade credit rating of “BBB-” or higher. We note this figure excludes La-Z-Boy Corporation, which is not rated. Please revise throughout the prospectus to clearly disclose this figure including La-Z-Boy Corporation

Response: The subject disclosure has been revised on pages 1, 5, 46, 50, to include La-Z-Boy Corporation in the percentage calculation, which now reads as “73%”.

Exhibits

3.

We note that the legality opinion filed as Ex. 5.1 contains the assumption that “the Company will issue the Offered Securities in accordance with the Board Resolutions, and both as of the date hereof and prior to the issuance of any Offered Securities, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock for the issuance of the Offered Securities.” This is an overly broad opinion that assumes material facts underlying the opinion. For guidance, see Staff Legal Bulletin No. 19.II.B.3.a. Please remove this assumption.

Response: The legality opinion in Exhibit 5.1 has been revised to delete the subject assumption.

4.

We note that the legality opinion is limited to Maryland General Corporation Law. However, the unit certificate, warrant certificate and agreement, and the representative’s warrant certificate all designate that New York law governs the agreements. The opinion as it relates to the units, warrants and representative’s warrants should be based upon the law of the jurisdiction governing the agreement. For guidance, see Staff Legal Bulletin No. 19.II.B.1.f. Please revise the opinion accordingly.

Response: The legality opinion in Exhibit 5.1 has been revised to reference New York law. Please see the paragraph beginning with “The foregoing opinion is . . . .”

*****

August 26, 2021

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely